

OMV Investor News

May 10, 2006
7.00am (UK time) – 8:00am (CET)

OMV and Verbund create leading integrated energy group in Central Europe

- **Creation of the leading energy group in the growth markets of Central Europe**
- **Balanced portfolio of oil, gas and power diversifies risk profile and improves both sustainability and growth**
- **Well positioned for opportunities created by continued integration and liberalization of European energy markets**
- **Greater scale to enhance security of supply and facilitate capture of trading opportunities**
- **Revenue and cost benefits of at least EUR 100 mn p.a.**

OMV, Central Europe's leading oil and gas group and Verbund, Austria's leading power provider, with wide-ranging activities across Europe, have signed an agreement to form a new energy group, with its head office in Vienna. The aim of the two companies is to merge as equal partners, in proportion to their market capitalisation (60/40). This will create the leading integrated energy group in Central Europe with profitable growth potential.

The balanced portfolio of oil, gas and power assets which the new group will have diversifies the risk profile and improves both sustainability and growth. OMV Verbund will be well-positioned to take advantage of the opportunities created by the continued integration and liberalisation of European energy markets. Furthermore the combination of the respective businesses will strengthen OMV's position as a consolidating force along the European "growth belt". The transaction is expected to close towards the end of 2006 – subject principally to the agreement of the Austrian parliament, approval by OMV's shareholders and the relevant competition authorities.

OMV CEO Wolfgang Ruttenstorfer said: "OMV Verbund represents the next step towards achieving the combination of attributes of a successful energy group, which can use its financial strength to enhance the long term growth potential of our exposure to Central Europe. Future success as an energy company will require integration, sustainability and security. OMV plus Verbund assembles such a combination and will have better long term growth prospects than either company alone."



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Hans Haider, Chairman of Verbund's Managing Board, also sees significant benefits: "This new energy company, integrating power, oil and gas, brings the greatest possible security of supply for customers. This will make a decisive contribution to strengthening Austria as a business location over the long term, especially as energy is one of the critical economic development factors of the future."

Rationale of the transaction

In today's environment of high oil prices an energy company needs to broaden its positioning; the importance of gas is growing as are alternative energies – hydro is one form of alternative energy, probably the most economic form. The combination of OMV and Verbund therefore represents an important step in creating an integrated, sustainable energy portfolio.

In the European energy market, gas will play a dominant role in the future, particularly in power generation which will require a combination of the know how of a power company like Verbund and the experience of an OMV in securing gas supplies for combined cycle gas turbines (CCGT).

Against this background the strengths of the two companies are extremely complementary: OMV is the leading oil and gas group in Central Europe; its refineries, filling stations and commercial businesses serve around 100 million people and benefit from worldwide oil and gas. OMV also has a strong position in gas transit and storage, and also in gas sales through its 50% subsidiary EconGas.

Verbund is the largest generator and distributor of power in Austria. It runs the Austrian interregional high-voltage network, with important links to neighbouring countries. It is the most environmentally friendly large power generator in the EU: over 80% of its output comes from the group's hydroelectric stations. At a European level, Verbund is highly successful in power trading, which accounts for around 60% of its sales.

The combination of OMV and Verbund provides opportunities for

- accelerated growth through access to a gas supply infrastructure
- optimization of the combined power and gas transmission structure
- enhanced power and gas trading
- consolidation along the European "growth belt", and
- cost and revenue synergies.

Accelerated growth through access to a gas supply infrastructure – the combination of OMV and Verbund will accelerate growth in both electricity development and gas marketing volumes for the combined entity and secure long-term access to natural gas supplies. Accessing new sources of gas supply and constructing infrastructure requires secure off take arrangements; the combined entity will be able to build more aggressively CCGT capacity, and will be better able to secure gas supply plus grow gas marketing volumes.

Optimization of the combined power and gas transmission structure – the creation of OMV Verbund will combine the ownership and operation of the major gas and electricity networks in Austria. There is considerable potential in the combined ownership and operation of these assets: increased ability to maximise cross-border revenue flows; opportunities to optimise network planning; capital expenditure and procurement efficiencies; headquarter and depot rationalisation; and benefits arising from combined regulatory management.

Enhanced power and gas trading – Austria is located in the centre of Europe and shares borders with seven countries. As such, it is a natural hub for the transit of gas and power supplies. OMV Verbund's footprint in electricity and gas markets, contractual flexibility and the

Company's proven expertise in trading power should create enhanced trading opportunities across both gas and power.

Consolidation along the European "growth belt" – no other company is better positioned than OMV Verbund to benefit from the growth in the region. The combined group already has a presence in most countries in the region, which will allow it to realize benefits through: the maximizing power opportunities in markets where the Group has an existing oil and gas presence, such as Romania and eventually in countries along the Nabucco pipeline; establishing gas marketing opportunities in countries with already established power businesses; and positioning itself as the partner of choice for regional energy companies. OMV Verbund's scale in the region will provide increased leverage as a market counterparty and deliver cost saving benefits.

Cost and revenue synergies – we anticipate that the combination of OMV and Verbund will deliver annual synergies of at least EUR 100 mn.

Joint management structure
OMV and Verbund also intend to share executive responsibilities, as reflected in the shared composition of OMV Verbund AG's new Management Board. The aim is a management structure that combines the expertise of the existing teams in the individual business areas. The Management Board of the new company will consist of the seven previous Management Board members of OMV and Verbund, who will essentially continue to be responsible for their present businesses. Leading the company will be two co-CEOs: the current CEOs of OMV and Verbund. The CFO of the new company will be David Davies, currently CFO of OMV. Michael Pistauer will serve as Deputy CEO, managing the company's power generation and transmission activities as well as the overall integration process. In the words of Ruttenstorfer and Haider, "We are confident that this is the best structure to ensure the smooth running of the future business of OMV Verbund AG."

Public offer
The following steps are needed to create the new energy group: The Republic of Austria will contribute its 51% interest in Verbund via ÖIAG to OMV AG in return for a mix of newly issued OMV Verbund AG shares on a 1 for 6.4893 ratio and against issuance of a convertible bond. This will be done via a capital increase against an in-kind contribution excluding the subscription rights of existing shareholders. Pursuant to the provisions of the Austrian Takeover Act, the minority shareholders of Verbund AG will benefit from a pre-emptive mandatory offer with a cash and a share-for-share alternative. The shareholders of Verbund wishing to accept the exchange offer can choose to exchange one share of Verbund for 6.5 newly issued OMV Verbund AG shares and those shareholders of Verbund wishing to accept the cash offer can choose to sell one share of Verbund for EUR 425 per share (EUR 42.5 after 1:10 stock split). The price of the cash offer therefore reflects a premium of more than 20% over the average volume weighted share price of Verbund within the six-month period prior to this press release in which the intention to launch a public offer is expressed. Once the OMV Verbund AG transaction has been completed the new energy group will hold the controlling majority in Verbund AG.

The new shareholder structure of the combined OMV Verbund AG will continue to offer the advantage of a stable core shareholders group via the unchanged syndication of ÖIAG with IPIC, which together will hold 45%.

In the course of 2007, it is envisaged that Verbund will be fully merged into OMV Verbund AG in a second step.

Prerequisites for the completion of the transaction

The main prerequisite for the merger is the waiving of the constitutional objection raised by the Austrian parliament, so that the Republic of Austria's 51% interest in Verbund can be transferred to OMV. Other prerequisites are: a resolution approved by an extraordinary general meeting of shareholders of OMV, the removal of Verbund's voting right limitations, the approval of the relevant competition authorities and other legal measures. Provided approval is granted by the aforementioned institutions and the other conditions are fulfilled, the deal is expected to close towards the end of 2006.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 15.58 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approximately EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal to increase its market share to 20% by 2010. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV owns a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 50% AMI Agrolinz Melamine International, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in Petrom, Romania's biggest oil and gas company in 2004, OMV became the largest oil and gas group in Central Europe, with oil and gas reserves of around 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,451 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. In 2006 OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

Österreichische Elektrizitätswirtschafts AG (Verbund)

Verbund generated sales of EUR 2,506.7 million in 2005. With operating profit of EUR 526.5 million, profit after tax ("profit for the period") EUR 402.1 million and a 2,400-strong workforce, Verbund is one of the largest listed companies in Austria and also one of the most profitable players in the European energy sector.

Verbund's 107 hydroelectric plants and nine thermal power plants generate around 29,000 gigawatt hours of electricity per year, which is around half of Austria's electricity consumption. Its plants are some of the most modern, high-performing and environmentally friendly in Europe. Verbund has total generation capacity of 8,300 megawatts, and about 80% of its output comes from environmentally friendly hydroelectric plants, saving 22 million tonnes of CO emissions a year. Verbund also has a high-performing ultra-high-voltage network, whose lines stretch 3,300 km – the equivalent of the distance between Madrid and Moscow. In addition to the existing trading and distribution companies in Germany, Slovenia, Hungary and Poland and the joint venture in Italy, Verbund is currently developing its presence in the Czech Republic, Slovakia and Greece.

Verbund began distributing directly to end-customers in its domestic market in summer 2005, with the aim of strengthening its market position in Austria over the long term. To date, almost 30,000 domestic users have opted for Verbund's cheap electricity from clean hydroelectric sources.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	**Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com**
Bettina Gneisz, Press	**Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com**
Thomas Huemer, Press	**Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com**
Internet Homepage:	www.omv.com

Verbund

Andreas Wollein, Investor Relations	**Tel. +43 (1) 531 13 52616; e-mail: andreas.wollein@verbund.at**
Gerald Schulze, Press	**Tel. +43 (1) 531 13 53702; e-mail: gerald.schulze@verbund.at**
Internet Homepage:	www.verbund.at

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